NO ACT

DC

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024883

Received SEC

FEB 14 2008

Washington, DC 20549

February 14, 2008

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/14/2008

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

Dear Ms. Foran:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Pfizer by Human Life International. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Rev. Thomas J. Euteneuer, STL
President/CEO
Human Life International
4 Family Life Lane
Frontal Royal, VA 22630

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

RECEIVED
2007 DEC 26 PM 7:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2007

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Human Life International*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Human Life International (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Pfizer's "Board of Directors form a committee to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos." In support of this Proposal, the preamble specifically notes, "the development of any product based on this research may result in the boycott of this and other company products." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Deals with Matters Related to Pfizer's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day to day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As discussed below, the Proposal implicates both of these considerations and may be omitted as relating to Pfizer's ordinary business operations. First, the Proposal relates to the manner in which Pfizer conducts product research, development, and testing, and, second, the Proposal requests that Pfizer engage in an internal assessment of the risks and benefits of its operations.

A. The Proposal Relates to the Manner in which Pfizer Conducts Product Research, Development and Testing.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to ordinary business operations because it attempts to micro-manage Pfizer's business with respect to the specific methods Pfizer uses in conducting its product research, development, and testing. As discussed below, the Proposal implicates exactly the type of complex issues that the ordinary business exclusion is designed to remove from shareholder decision-making.

The Proposal requests formation of a committee to explore the ethical and business implications of research involving cell lines resulting from the destruction of human embryos. The Staff concurred in the exclusion of a substantially similar proposal as relating to ordinary business in *Merck & Co.* (avail. Jan. 23, 1997). That proposal sought the formation of a committee "to study ways to eliminate the use of human fetal tissue obtained from elective abortions in the research, development, and testing of the company's products." Merck argued that "decisions as to such matters are necessarily based on a myriad of intricate variables and are made with the assistance of experts in a variety of fields, including basic research, developmental research, safety and efficacy testing and analysis, manufacturing and law." The Staff concurred that the proposal could be excluded, noting that the proposal implicated Merck's ordinary business operations because it related to "product research, development and testing." *See also Pfizer Inc.* (avail. Jan. 23, 2006) (concurring with the exclusion of a shareholder proposal seeking information on the effect of psychotropic medications on specific persons because it related to the pharmaceutical company's "ordinary business operations (i.e., product research, development and testing)"); *Pfizer Inc.* (avail. Jan. 25, 2004) (concurring in the exclusion of a proposal seeking to change research protocols because the proposal related to "product research, development and testing"); *Newport Pharmaceuticals, Int'l., Inc.* (avail. Aug. 10, 1984) (concurring with the exclusion of a shareholder proposal relating to, among other things, the pharmaceutical company's "allocation of funds for corporate research"); *Eli Lilly & Co.* (avail. Feb. 8, 1990) (concurring with the exclusion of a shareholder proposal requesting that the company study and report to shareholders on the possibility of acquiring the license rights and FDA approval for the drug RU-486 as relating to ordinary business operations of "research, development, manufacture, distribution and profitable marketing of a drug" and noting that "decisions involving which products to develop, manufacture and distribute" relate to a company's ordinary business operations).

The Staff consistently has recognized that proposals relating to the complexities of research decisions are incompatible with shareholder action and has permitted their exclusion. In *E. I. du Pont de Nemours & Co.* (avail. Mar. 8, 1991), a proposal sought to accelerate the elimination of ozone-damaging Chlorofluorocarbons and the research of alternatives. The Staff concurred with the exclusion of the proposal as relating to ordinary business because "[i]n the staff's view, the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations." *See also Union Pacific Corp.* (avail. Dec. 16, 1996) (excluding a proposal seeking a report on the research and development of a train management and safety system because it related to "the development . . . of new technology"); *Chrysler Corp.* (avail. Mar. 3, 1988) (excluding a proposal seeking information on the feasibility of developing an electric vehicle for mass production because it related to "determining to engage in product research and development"); *Chrysler Corp.* (avail. Jan. 22, 1986) (concurring with the exclusion of a proposal requesting that the company design, mass produce and market an electric vehicle because it related to "the allocation of funds for corporate research"); *Ariz. Public Service Co.* (avail. Feb. 27, 1984) (excluding a proposal seeking a moratorium on certain research because the proposal related to "the amount and location of research and development activities").

Consistent with the Staff letters described above, the Proposal may be excluded as a matter of ordinary business operations because it relates to the manner in which Pfizer conducts its research, development, and testing. The evaluation of research opportunities is part of the ordinary business of a pharmaceutical firm such as Pfizer, and involves complex matters as to which "shareholders, as a group, [are] not in a position to make an informed judgment." Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations, specifically, product research, development, and testing.

B. The Proposal Requests that Pfizer Engage in an Internal Assessment of the Risks and Benefits of Pfizer's Operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations because it requests formation of a committee to "explore the ethical and business implications" of a type of product testing, which we believe is a request for an internal assessment of the risks and benefits of Pfizer's research operations.

Proposals may be excluded under Rule 14a-8(i)(7) "[t]o the extent that [they] focus on a company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). Moreover, the Staff has previously recognized that shareholder proposals similar to the Proposal, despite any explicit reference to risk, request an internal evaluation of risk. *See, e.g., Pulte Homes Inc.* (avail. Mar. 1, 2007) (excluding a proposal requesting that the company "assess its response" to rising regulatory, competitive, and public pressures); *Great Plains Energy Inc.* (avail. Feb. 27, 2007) (excluding a proposal demanding a "financial analysis . . . of the impact" of a carbon dioxide emissions tax); *Wells Fargo & Co.* (avail. Feb. 16, 2006) (excluding a proposal requesting a report on the effect on Wells Fargo's business strategy of the challenges created by global climate change); *American International Group, Inc.* (avail. Feb. 19, 2004) (excluding a proposal requesting a report on "the economic effects" of certain pandemics on the "company's business strategy").

In the instant case, in seeking an assessment of the "ethical and business implications" of Pfizer's research activities, the Proposal asks for an assessment of both the risks and benefits of these activities. The Proposal highlights a specific risk to Pfizer's business with which it is concerned in the preamble: "the boycott of . . . company products" that may result from continuation of the research at issue. In this regard, if the Proposal were adopted, the requested committee would need to evaluate the potential benefits for product advancement from the research against the potential risk of boycotts of company products. The Staff has concurred with the exclusion as ordinary business of similar proposals that sought an evaluation of the risks to a company's reputation posed by its operations. *See, e.g., Newmont Mining Corp.* (avail. Jan. 12, 2006) (excluding a proposal seeking a report on the financial and reputational risks faced by the company as a result of its operations in Indonesia); *The Dow Chemical Co.* (avail. Feb. 23, 2005) (excluding a proposal requesting a report describing the reputational and financial impact to the company of outstanding Bhopal issues). Moreover, the Staff consistently has concurred with the exclusion as ordinary business of proposals requesting similar evaluations of risks faced by a company. *See Union Pacific Corp.* (avail. Feb. 21, 2007) (excluding a request for an evaluation of risks posed to the company's operations by terrorism); *Pfizer Inc.* (avail. Jan. 24, 2006) (excluding a request for an evaluation of risks posed to the company's business by certain pandemics); *Chubb Corp.* (avail. Jan. 25, 2004) (excluding a request for an evaluation of the risk faced by the company due to climate change).

While SLB 14C provides that a proposal and supporting statement may not be excluded "[t]o the extent that [they] focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, the Proposal does not focus on Pfizer "minimizing or eliminating operations that may adversely affect the environment or the public's health." The Staff has consistently applied this distinction. *Compare Newmont Mining Corp.* (avail Jan. 12, 2006) (excluding a proposal seeking review of the risks incurred by the company from its operations in Indonesia) *with Newmont Mining Corp.* (avail. Feb. 5, 2007) (refusing to exclude a proposal seeking review of the risks to the environment and public health from the company's operations in Indonesia). The instant Proposal neither seeks to minimize nor restrict Pfizer's research operations. Rather, the proposal only seeks "to more fully explore the ethical and business implications of further research," an internal evaluation of the risks facing Pfizer.

Based on the Staff's guidance in SLB 14C and the precedent discussed above, in requesting an exploration of the "business implications of further research," including the possibility that "the development of any product based on this research may result in the boycott of this and other company products," the Proposal seeks an internal assessment of the risks and benefits related to Pfizer's research operations. Thus, the Proposal addresses Pfizer's ordinary business operations and is excludable under Rule 14a-8(i)(7).

C. The Proposal Does Not Raise a Significant Social Policy for Purposes of Rule 14a-8.

The Staff has explained that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." *See* 1998

Release. This approach allows shareholder to have "the opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." *Id.*

However, in the instant case, the Proposal does not raise a significant social policy issue. The Proposal requests the formation of a committee to explore the ethical and business implications of further research involving cell lines resulting from the destruction of human embryos. To the extent that the Proposal is related to a social issue, the Staff historically has concurred with the exclusion of similarly related proposals as ordinary business. For example, in *Merck & Co.* (avail. Jan. 23, 1997), the Staff concurred in the exclusion of a proposal requesting the formation of a committee study ways to eliminate the use of human fetal tissue, and in *Hospital Corp. of America* (avail. Feb. 12, 1986), the Staff concurred in the exclusion of a proposal seeking to prohibit abortions. Like the proposals at issue in *Merck* and *Hospital Corp. of America*, the Proposal does not relate to a significant social policy issue that the Staff has recognized for purposes of Rule 14a-8(i)(7).

Because the instant Proposal relates to how Pfizer conducts its product research, development, and testing, and requests an internal assessment of the risks and benefits Pfizer faces as a result of its operations, and does not raise a significant social policy issue, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) as relating to Pfizer's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /atg

Margaret M. Foran

Enclosures

cc: Rev. Thomas J. Euteneuer, STL, Human Life International

100350257_4.DOC

EXHIBIT A

Human Life International®

PRO-LIFE MISSIONARIES TO THE WORLD

1972 Celebrating 35 Years 2007

Celebrating 35 Years: HLI was established in 1972 by Fr. Paul Marx, OSB, as the "Human Life Center" in Collegeville, MN; in 1981 it was officially founded as Human Life International.

November 7, 2007

Margaret M. Foran
Corporate Secretary
Pfizer, Incorporated
235 E. 42nd Street
New York, New York 10017

Dear Ms. Foran:

Whereas, according to the company website, "At Pfizer research is conducted in accordance with longstanding ethical and clinical guidelines such as the Nuremberg Code (1947)....

Whereas, the first point of the Nuremburg Code states: The voluntary consent of the human subject is absolutely essential.

Whereas, the destruction of a human embryo is required for human embryo stem cell research.

Whereas, no human embryo has ever given voluntary consent for research purposes.

Whereas, each embryo has DNA unique unto itself, different from its father or mother.

Whereas, Pfizer has announced its interest in pursuing human embryonic stem cell research.

Whereas, much like genetically engineered foods, human embryo stem cell research has generated significant controversy in this country and elsewhere. Lead stories in major magazines and newspapers and heated discussion concerning federal or state funding has accompanied the subject. Much of the controversy surrounds the question as to when human life begins versus potential healing benefits that might be derived from further research.

Whereas, significant policy issues of the most fundamental kind are raised by human embryo stem cell research.

Whereas, the development of any product based on this research may result in the boycott of this and other company products.

Be it resolved, it is requested the Board of Directors form a committee to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos.

Sincerely,

Rev. Thomas J. Euteneuer

Rev. Thomas J. Euteneuer, STL
President/CEO

4 Family Life Lane • Front Royal, VA 22630 • 540.635.7884 (Phone) • 540.622.6247 (Fax) • www.hli.org • hli@hli.org

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

November 21, 2007

Rev. Thomas J. Euteneuer, STL
President/CEO
Human Life International
4 Family Life Lane
Front Royal, VA 22630

Re: Shareholder Proposal for 2008 Annual Meeting of Shareholders:

It is requested that the Board of Directors form a committee to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos.

Dear Rev. Euteneuer,

This letter will acknowledge receipt of your letter dated November 7, 2007 and received on November 15, 2007 to Ms. Margaret Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that you intend to sponsor the above proposal at our 2008 Annual Meeting of Shareholders.

We are sending this letter in accordance with the requirements of SEC Rule 14a-8, which governs shareholder proposals. Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Accordingly, we wish to advise you of the following:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on your proposal for at least one year by the date you submitted the proposal and that you intend to continue ownership of the shares through the date of our 2008 annual meeting. We will need the following proof of ownership:

- A written statement from the "record" holder of your shares verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year, and **your own written statement that you intend to continue to hold the shares through the date of our 2008 annual meeting.**
- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, your written statement that you continuously held the required number of shares for the one-year period, and **your written statement that you intend to continue ownership of the shares through the date of our 2008 annual meeting.**

Your response to this letter must be postmarked no later than 14 days from the date you receive this letter. Please address your response to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017. Alternatively, you may transmit any response by facsimile to me at (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

Enclosure

Human Life International

PRO-LIFE MISSIONARIES TO THE WORLD

Celebrating 35 Years 1972 2007

Celebrating 35 Years: HLI was established in 1972 by Fr. Paul Marx, OSB, as the "Human Life Center" in Collegeville, MN; in 1981 it was officially founded as Human Life International.

November 27, 2007

- 3 2007

Ms. Suzanne Y. Rolon
Manager, Communications
Corporate Governance
Pfizer Inc.
235 E. 42nd Street
New York, NY 10017

Dear Ms. Rolon,

I am in receipt of your correspondence dated November 21, 2007. As requested therein, this letter will serve as a written statement indicating that we (Human Life International, Inc.) had indeed, at the time we submitted our proposal, continuously held the shares for at least one year. We also intend to continue to hold the shares through the date of the 2008 annual shareholders meeting.

Enclosed you will find proof that we have continuously owned at least $2,000.00 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on our proposal. This proof is provided by Mr. Thomas Strohbar, our investment manager.

If you have any further questions, please don't hesitate to call.

Sincerely,

Rev. Thomas J. Euteneuer

Rev. Thomas J. Euteneuer, S.T.L.
President/CEO

cc: Margaret M. Foran

Enclosure

Thomas Strobhar Financial
Suite 820
211 S. Main Street
Dayton, OH 45402

November 27, 2007

Margaret M. Foran
Corporate Secretary
Pfizer, Incorporated
235 E. 42nd Street
New York, New York 10017

Dear Ms. Foran:

I am a principal with GA Repple & Company. GA Repple & Company is the broker of record for the account of Human Life International of Front Royal, Virginia. Human Life International is the owner of 100 shares of Pfizer Corporation. They have continuously owned these shares since July 31, 2006.

Sincerely,

Thomas Strobhar

Phone: (937) 226-1300, (888) 438-0800 Fax: (937) 226-1338
tstrobhar@ gareppleinvestments.com

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Pfizer

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

December 10, 2007

Rev. Thomas J. Euteneuer, STL
President/CEO
Human Life International
4 Family Life Lane
Front Royal, VA 22630

Re: Shareholder Proposal for 2008 Annual Meeting of Shareholders:

It is requested that the Board of Directors form a committee to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos.

Dear Rev. Euteneuer,

This letter will acknowledge Pfizer's receipt and acceptance of Human Life International's proof of ownership of Pfizer's common stock and the written statement that the proponent intends to hold Pfizer's common stock having a market value of at least $2,000 through the date of the 2008 shareholder meeting, dated November 27, 2007 and received on December 3, 2007.

The procedural requirements of Rule 14a-8(b) under the Securities Exchange Act of 1934 have been met.

Please feel free to contact me if you have further questions.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

The proposal requests that the board form a committee to more fully explore the ethical and business implications of further research involving cells or cell lines that are the result of the destruction of human embryos.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., product research, development and testing). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END